Filed by TLG Acquisition One Corp. and Electriq Power, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: TLG Acquisition One Corp.

Commission File No.: 001-39948

Electriq Power Secures $300 Million of Solar+Storage Financing

New agreement ensures access to zero-up-front-cost, clean energy systems for homeowners across California

WEST PALM BEACH, Fla., March 16, 2023 – Electriq Power (Electriq), a provider of intelligent energy storage and management for homes and small businesses, announced today it has entered into a multi-year agreement with a major U.S. clean-energy company. The provider company, founded by one of the largest investors in clean energy infrastructure, provides a platform that designs, proposes and finances solar and storage projects nationwide.

The financing is estimated to be greater than $300 million over 30 months, based on expected sales volumes, system size, and pricing contained in the agreement. The companies will jointly provide operations including potential grid services over 25 years. The financing will support the implementation of Sustainable Community Networks (SCNs) throughout California.

Electriq Power offers turnkey energy solutions that include everything needed for home energy independence—solar panels, batteries, software, project development, financing, installation and grid services—all with zero upfront costs. Electriq’s energy systems are available to homeowners in select geographic locations, regardless of income or credit history, including low- and moderate-income households. No credit checks or property liens are required. By connecting organizations, companies, cities and municipalities, and their local homeowners into Sustainable Community Networks, Electriq Power is enabling a shared vision of making the planet a better place. Through these collaborations, as well as by providing a comprehensive solution portfolio, Electriq Power makes it possible to deliver complete, clean, affordable, and resilient energy to all homeowners.

Rising utility rates, ever-increasing occurrences of power outages, and growing customer interest in decarbonizing is driving market growth for solar and energy storage solutions. Solar installations are projected to grow 15 percent per year, even before the potential impact of rebates, tax credits, and subsidies in the recently enacted Inflation Reduction Act (IRA). We believe Electriq Power’s comprehensive solution, which includes home storage systems in addition to solar, will play a major role in post-NEM 3 deployments, allowing customers to store energy generated by the solar panels and use it at times when utility rates are high or during power outages.

“This agreement is a key milestone in the availability of secure, affordable, and predictable energy to households across California,” said Frank Magnotti, Chief Executive Officer, Electriq Power. “We are excited to join forces with a major U.S. clean-energy company that brings together finance and technology, to provide customers with an all-in-one solution for powering their carbon-neutral homes, and to continue our efforts in delivering SCN’s across California. Our provider’s expertise in the energy sector and their software platform will enable us to jointly provide potential grid services and expand access to more communities. This agreement is a win for cities and municipalities throughout California and, most importantly, for their residents.”

About Electriq Power

Electriq, founded in 2014 in Silicon Valley, provides turnkey intelligent energy storage and management solutions for homes and small businesses. Electriq Power’s solutions deliver always-available, low-cost clean energy, even during intermittent outages and inclement weather. Electriq Power’s solutions enable cities, municipalities, and utilities to provide their constituents with a path to sustainable and resilient sources of energy, regardless of socio-economic status. Electriq Power has previously announced Sustainable Community Networks in Parlier, CA, and Santa Barbara, CA.

Contacts

Media enquiries for Electriq – email ir@electriqpower.com

Additional Information and Where to Find It

This communication relates to the proposed business combination (“Business Combination”) involving TLG Acquisition One Corp. (“TLG”) and Electriq Power, Inc. (“Electriq”). This communication may be deemed to be solicitation material in respect of the proposed Business Combination. The proposed Business Combination will be submitted to TLG’s stockholders for their consideration. In connection with the proposed Business Combination, TLG has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”), in which a joint proxy statement/consent solicitation statement/prospectus (the “Proxy Statement/Prospectus”) was included. The information in the Form S-4 is not complete and may be changed. TLG also intends to file other relevant documents with the SEC regarding the proposed Business Combination. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to TLG’s stockholders in connection with TLG’s solicitation of proxies for the vote of TLG’s stockholders in connection with the proposed Business Combination and other matters as described in such Proxy Statement/Prospectus, and will serve as the prospectus relating to the offer of the securities to be issued to Electriq’s stockholders in connection with the completion of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION, INVESTORS AND STOCKHOLDERS OF TLG AND INVESTORS AND STOCKHOLDERS OF ELECTRIQ AND OTHER INTERESTED PERSONS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by TLG with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from TLG at https://tlgacquisitions.com/investor-relations/default.aspx or by directing a written request to TLG at 515 North Flagler Drive, Suite 520, West Palm Beach, FL 33401.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

TLG, Electriq and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed Business Combination. Information regarding TLG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 25, 2022 (the “Annual Report”). To the extent that holdings of TLG’s securities have changed from the amounts reported in the Annual Report, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the proposed Business Combination to be filed with the SEC when they become available. Stockholders and other investors should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this communication are forward-looking statements. Forward-looking statements herein generally relate to future events or the future financial or operating performance of TLG, Electriq or the combined company expected to result from the Business Combination (the “Combined Company “). For example, projections of future financial or operational performance of Electriq or the Combined Company are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “ should,” “ expect,” “ intend,” “ will,” “estimate,” “ anticipate,” “ believe,” “ predict,” “project,” “target,” “budget,” “forecast,” “could,” “continue,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are based on beliefs and assumptions and on information currently available to management of TLG or Electriq and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by TLG, Electriq and their management, as the case may be, are inherently uncertain and subject to material change. There can be no assurance that future developments affecting TLG or Electriq will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in TLG’s SEC filings. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of TLG and Electriq described above. Neither TLG nor Electriq undertakes any duty to update these forward-looking statements. In addition, no responsibility, liability or duty of care is or will be accepted by TLG, Electriq or any other person for updating or revising this communication or providing any additional information to any recipient and any such liability is expressly disclaimed.